SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02043297

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 July 2002

SAES Getters S.p.A.
(Translation of Registrant's Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Viale Italia, 77
20020 Lainate, Milan
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

EXHIBIT INDEX

Press Release dated July 11, 2002 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 18th, 2002

SAES Getters S.p.A.

by: ____________________

Giuseppe Rolando

For more information, please contact

Giuseppe Rolando
SAES Getters S.p.A.
Group Chief Financial Officer
Tel +39 02 93178 203
Fax +39 02 93178 250
E-mail: giuseppe_rolando@saes-group.com

Gianna La Rana
SAES Getters S.p.A.
Investor Relations Manager
Tel +39 02 93178 273
Fax +39 02 93178 370
E-mail: gianna_la_rana@saes-group.com

SAES GETTERS ANNOUNCES A RESTRUCTURING PLAN REGARDING THE PURE GAS TECHNOLOGIES BUSSINESS AREA

(July 11, 2002, Milan - Italy) SAES Getters S.p.A. (Nasdaq: SAESY) today announced a reorganization plan in the Equipment Aggregate and particularly in the Pure Gas Technologies Business Area as a part of its ongoing efforts to reduce costs and recover profitability. The program foresees the net reduction by approximately one third of the workforce, equal to approximately 30 people, from Saes Pure Gas, Inc. San Luis Obispo, California. The company is devoted to the production and marketing of gas purifiers mainly for the semiconductor industry.

The tough downturn of the semiconductor industry and the consequent reduction of investments in new plants and equipment have been negatively affecting the Equipment Aggregate.

The workforce reduction in Saes Pure Gas, Inc. will enable cost savings, estimated at more than 2 million US dollar per year, allowing consequently profitability recovery.
The one-time charge is appraised at around 0.3 million dollars. This will be charged during the first half of the current year.

"The continued weakness in the semiconductor market compels us to making the restructuring program, aiming at the return to profitability of the Equipment Aggregate as quickly as possible" said Mr Paolo della Porta, President and CEO of the SAES Getters Group. "Efficiency improvement is our top priority, therefore we are also focused on a more effective control of variable costs through the re-engineering of products to better satisfy market needs", added Dr. Paolo della Porta. "We are confident that such reorganizations, our strong financial position, know-how, and long-term relationships with customers will allow us to be ready for growth opportunities as soon as the market conditions will improve".

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other

high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".

For more information, visit the Company's website at http://www.saesgetters.com.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.